FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
GROUP CHIEF EXECUTIVE STEPS DOWN
AND APPOINTMENT OF INTERIM GROUP CHIEF EXECUTIVE

HSBC Holdings plc announces that John Flint has today stepped down as Group Chief Executive and as a Director by mutual agreement with the Board. Although not carrying out his day-to-day duties after today, he remains available to assist HSBC with the transition.

Mark Tucker, Group Chairman of HSBC, said:

"On behalf of the Board, I would like to thank John for his personal commitment, dedication and the significant contribution that he has made over his long career at the Bank. Today's positive interim results particularly reflect John's achievements as Group Chief Executive.

"HSBC is in a strong position to deliver on its strategy. In the increasingly complex and challenging global environment in which the Bank operates, the Board believes a change is needed to meet the challenges that we face and to capture the very significant opportunities before us."

John Flint said:

"It has been a privilege to spend my entire career with HSBC, rising from International Officer Trainee to serve as Group Chief Executive. I am grateful to my wonderful colleagues at the Bank for their support during my career, and I am proud of what we achieved together.

"I have agreed with the Board that today's good interim results indicate that this is the right time for change, both for me and the Bank. After almost 30 years with HSBC, I will be sad to leave but I do so looking forward to a new personal challenge, and confident that our people will continue to serve the Bank's stakeholders in the best possible way."

The Board has initiated a process to find a new Group Chief Executive. The Board will be considering internal and external candidates.

During the search period the Board has asked Noel Quinn to assume the role of interim Group Chief Executive until a successor is appointed and to join the Board as an Executive Director. The appointment is subject to regulatory approval. Mr Quinn is Chief Executive, Global Commercial Banking, a position he has held since 2015. He brings a track record of business success, strong client relationships and deep global expertise from his 32 years with HSBC.

The appendix contains a summary of the terms relating to Mr Flint's departure from HSBC and the terms for Mr Quinn. These financial terms are in line with HSBC's shareholder approved Remuneration Policy 2019.

For and on behalf of
HSBC Holdings plc

Richard Gray
Group Company Secretary

This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014.

The person responsible for arranging the release of this announcement on behalf of HSBC Holdings plc is Richard Gray, Group Company Secretary.

Media enquiries to:
Heidi Ashley	Tel: 020 7992 2045
Gillian James	Tel: 020 7992 0516

Supplementary Information

Mr Flint, aged 51, joined HSBC in 1989 and was appointed to the Board as Group Chief Executive in 2018.

Save as disclosed above and in the Appendix, there are no other matters concerning the resignation of Mr Flint as Group Chief Executive and as a Director that need to be brought to the attention of the shareholders of the Company.

Mr Quinn, aged 57, has not held any directorship in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years and he does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. As at the date of this announcement, Mr Quinn is interested in 767,157 shares of the Company, representing approximately 0.004% of the issued shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Details of the key terms of Mr Quinn's appointment are contained in the Appendix.

This announcement is made pursuant to LR 9.6.11 of the UK Listing Authority's Listing Rules (the UK Listing Rules) and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange (the HK Listing Rules). No disclosure obligations arise under paragraphs (2) to (6) of LR 9.6.13 R of the UK Listing Rules. Details of directorships to be disclosed under paragraph (1) of LR 9.6.13 R of the UK Listing Rules are included within the biographical details set out above.

Save as disclosed above and in the Appendix, there are no other matters concerning the appointment of Mr Quinn as Executive Director that need to be brought to the attention of the shareholders of the Company nor is there any other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the HK Listing Rules.

Notes to editors:

1. Professional qualifications of Noel Quinn
Institute of Chartered Accountants of England and Wales

2. Career history and other appointments of Noel Quinn

2015 - current                Chief Executive, Global Commercial Banking
2016 - current                Group Managing Director
June 2018 - current        Director of HSBC Bank Canada
January 2019 - current   Chairman of Serai Limited
2011 - 2015                    Regional Head of Commercial Banking for Asia-Pacific (based in Hong Kong)
2008 - 2011                    Head of Commercial Banking UK

3. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Non-executive Chairman:
Mark Tucker

Executive Directors:
Noel Quinn (interim Group Chief Executive)
Ewen Stevenson (Group Chief Financial Officer)
Marc Moses (Group Chief Risk Officer)

Independent non-executive Directors:
Kathleen Casey
Laura Cha
Henri de Castries
Irene Lee
José Meade
Heidi Miller
David Nish
Jonathan Symonds
Jackson Tai
Pauline van der Meer Mohr

4. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide across 65 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,751bn at 30 June 2019, HSBC is one of the world's largest banking and financial services organisations.

APPENDIX

As Mr Flint has agreed to remain available to HSBC, the date his employment terminates (the "Departure Date"), and whether he will be entitled to any payment in lieu of his 12 month notice period (which expires on 4 August 2020), is not yet known.  Any payment in lieu of notice in respect of his base salary and pension allowance will be paid shortly following the Departure Date.  He would also receive his fixed pay allowance in respect of any unserved notice period.

Mr Flint will be eligible to be considered for an annual incentive award, subject to an assessment of the relevant performance measures and his contribution over the year to the Departure Date.  Any award would be determined on a pro rata basis and will be disclosed in the appropriate directors' remuneration report.  Mr Flint will not be eligible for an LTI award in respect of the 2019 performance year.

Mr Flint has been granted Good Leaver status, in accordance with the respective plan rules, in respect of the deferred awards and the 2018 performance year LTI awards that he holds that are due to vest after the Departure Date. His Good Leaver status is conditional upon him not taking up a role with a defined list of competitor financial services firms for two years from his Departure Date.

As a Good Leaver his deferred cash and share awards and Group Performance Share Plan awards will continue to vest and be released on their scheduled vesting dates, subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback). Any vesting of his 2018 performance year LTI awards will be pro-rated for the period up to the Departure Date and will be subject to the relevant terms (including post-vesting retention periods, malus and, where applicable, clawback). Any vesting of his 2018 performance year LTI awards will be disclosed, as required, in the appropriate directors' remuneration report.

In addition to the above, the Company will make a contribution towards Mr Flint's legal fees incurred in connection with his departure arrangements and will make outplacement services available to him. In line with the Directors' Remuneration Policy, Mr Flint will also be entitled to receive medical cover, tax and legal advice for a period of up to seven years from the Departure Date in relation to services provided to the Company. Mr Flint will continue to be covered by the Company's D&O insurance and will benefit from an indemnity in respect of third party liabilities.

Mr Flint will receive no other compensation or payment for the termination of his employment agreement or his ceasing to be a director of the Company or any other Group company.

The above information is provided in compliance with section 430(2B) of the Companies Act 2006.

Mr Quinn's remuneration as Executive Director and interim Group Chief Executive of the Company under his service contract will consist of a base salary of £1,240,000 per annum, a fixed pay allowance of £1,700,000 per annum and a pension allowance of £124,000 per annum equal to 10% of his base salary. Mr Quinn's service contract also provides for a discretionary variable pay opportunity, which may comprise an annual incentive award and/or a long-term incentive award (the appropriate combination to be determined by the Company's remuneration committee by reference to the duration of Mr Quinn's appointment). Mr Quinn's variable pay opportunity will be subject to a cap of 200% of total fixed pay (currently representing 495% of base salary). Any variable pay awarded to Mr Quinn will be determined by reference to the performance and profitability of the Company as well as his personal performance and remuneration benchmarks in the industry.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 05 August 2019